Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Second Meeting of the Fourth Session of the

Board of Supervisors of China Life Insurance Company Limited

The second meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on August 28, 2012 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 16, 2012. All five supervisors of the Company attended the Meeting in person, including Xia Zhihua, Shi Xiangming, Luo Zhongmin, Yang Cuilian and Li Xuejun. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal Regarding the Interim Financial Reports for the First Half of 2012

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the A Shares Interim Report for the First Half of 2012 and the H Shares Interim Report for the First Half of 2012

The Supervisor Board believed that: The preparation and review procedures of the A Shares Interim Report for the First Half of 2012 and the H Shares Interim Report for the First Half of 2012 are in conformity with provisions under relevant laws, regulations, Articles of Association and internal management regulations of the Company; the content and form of these reports meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; the information contained therein in each repot truly, accurately and completely reflects the operation results and financial performance of the Company in the first half of 2012; no breach of confidentiality by the staff involved in the preparation and review of the A Shares Interim Report for the First Half of 2012 and the H Shares Interim Report for the First Half of 2012 was detected before such opinion was issued.

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the Interim Solvency Report for the First Half of 2012

Voting result: 5 for, 0 against, with no abstention

4.	Passed the Proposal Regarding the Amendments to the Company’s Articles of Association

Voting result: 5 for, 0 against, with no abstention

5.	Passed the Proposal Regarding the Company’s Internal Audit for the First Half of 2012

Voting result: 5 for, 0 against, with no abstention

6.	Passed the Proposal Regarding the Progress Report of Risk Appetite Projects and 2012 Statement of Risk Appetite

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

August 28, 2012